Delisting Determination,The Nasdaq Stock Market, LLC,
June 19, 2007, Maxco, Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to
remove from listing the common stock of Maxco, Inc.
(the Company), effective at the opening of the trading session on June 29, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange because it was determined to be operating as a public shell, raising public interest concerns under Marketplace
Rule 4300 and IM 4300. The Company was notified of the
Staffs determination on February 27, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel.
Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange because it was operating as a public shell, raising public interest concerns under Marketplace Rule 4300.
The Company was notified of the Panels decision on April 18, 2007 and trading in the Companys securities was suspended on April 20, 2007.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council (the Listing Council) and the Listing
Council did not call the matter for review. The
Panels Determination to delist the Company became final on June 4, 2007.